October 2, 2018

RE: Get cash now from your Hines investment.

Dear Investor,

Good news!  Now you can sell your Hines Global REIT, Inc. investment and regain control of your money. Right now, MacKenzie Realty Capital, Inc., CMG Partners, LLC, and Coastal Realty Business Trust will pay you $6.15 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Hines to decide if or when you get your money back. But this offer expires on November 13, 2018, so you must act soon.

Why take advantage of this opportunity today?
•
Guarantee your cash now. Shareholders have approved a plan to liquidate the company. There can be no guarantee, however, that the liquidation will be completed in a timely manner or that investors will receive a higher amount than the $6.15 per Share we are willing to pay today. Sell now and ensure you get your money out from this security.

•
The earliest investors can cash out with a profit. Cumulative cash distributions paid to the earliest investors total $6.79 per share through June 2018. Combining total distributions received with our current offer of $6.15 per Share means you've earned a positive return if you purchased your investment through Hines' initial public offering of $10 per Share.

•
The share redemption program is oversubscribed. Redemptions are limited to no more than 5% of the number of shares outstanding at the beginning of a 12-month period. Recently, the number of shares redeemed has been less than submitted. As a result, Hines is currently fulfilling redemption requests on a pro rata basis, after death or disability redemptions.

If you act today, you can get your cash now. We will mail your check within three business days after Hines confirms the transfer.  The Purchasers have been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. MacKenzie's advisory affiliate is a registered investment adviser with the SEC and has over $200 million under management. There are no financing contingencies with this offer. Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please email us at offers@mackenziecapital.com or call us at (925) 631-9100.

Sincerely,
Robert Dixon
President

P.S. Remember, this offer expires November 13, 2018 (unless extended). So don't delay. Fill out and mail in the Hines Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.

The Purchasers are offering to purchase for cash up to 2,500,000 Shares at a price of $6.15 per Share, upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC's EDGAR website at www.mackenziecapital.com/tenders/Hines.pdf, or by calling or writing us for a free copy.  The Purchasers are making this offer in view of making a profit, so the price offered is below the REIT's estimated $8.83 to $9.83 per Share value, but there can be no assurance as to the actual value of a Share until the REIT liquidates.  If you tender your Shares, you are giving up any rights to distributions after the Expiration Date in exchange for the purchase price.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON November 13, 2018, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Shares made pursuant to the Offer is irrevocable, except that Shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.